UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PAYA HOLDINGS INC.

(Name of Subject Company (Issuer))

PINNACLE MERGER SUB, INC.

(Name of Filing Persons (Offeror))

an indirect, wholly owned subsidiary of

NUVEI CORPORATION

(Name of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

70434P103

(Cusip Number of Class of Securities)

Lindsay Matthews

General Counsel and Corporate Secretary

1100 René-Lévesque Boulevard West, Suite 900

Montreal, Quebec H3B 4N4

(514) 313-1190

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Evan Rosen

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Pinnacle Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada (“Parent”), with the U.S. Securities and Exchange Commission on January 24, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of Paya Holdings Inc., a Delaware corporation (the “Company” and such shares, the “Shares”), at a price of $9.75 per Share, without interest, net to the holder in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated January 24, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is an indirect, wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Index No.

(a)(5)(G)	Transcript of Interview by Philip Fayer, CEO of Nuvei Corporation, with PYMNTS, dated as of February 1, 2023

(a)(5)(H)	Social media posts by Nuvei Corporation on February 6, 2023

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

PINNACLE MERGER SUB, INC.

By:	/s/ David Schwartz
Name: David Schwartz
Title: Chief Financial Officer

NUVEI CORPORATION

By:	/s/ Lindsay Matthews
Name: Lindsay Matthews
Title: General Counsel